Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES EUROS 71.5 MILLION REFINANCING OF ITS
RADISSON BLU HOTEL AND HOSPITALITY COMPLEX, BUCHAREST, ROMANIA

TEL Aviv, Israel, October 3, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") today announced that its 76% holding subsidiary, S.C. Bucuresti Turism S.A ("BUTU") has consummated a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.

According to the Facilities Agreement, a leading international European bank ("Lender"), has granted BUTU a loan of up to Euro 71.5 million (the "Loan"). The Loan shall be drawn down in two tranches, with Tranche A in the amount of approximately Euro 62.5 million having been drawn down on September 29, and Tranche B in the amount of approximately Euro 9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the Facilities Agreement.

The Loan bears interest at the rate of 3 months Euribor rate (to be hedged from March 2013) plus a margin of 4.6% per annum. According to the facility agreement, approximately 17% of the principal will be paid during the term of the Loan in quarterly installments with the remainder to be repaid as a bullet repayment at the end of the term. The final maturity date of the Loan is June 30, 2016.

The proceeds of the Loan shall be used, inter alia, to repay BUTU's current outstanding bank facility and to repay to the Company its shareholder loans in the amount of approximately Euro 25.0 million.

 The Loan will be secured by, inter alia, a first-ranking mortgage over the Radisson Blu Hotel, Bucharest and the Centreville Apart Hotel, and other commercial areas within such hospitality complex (the "Mortgage"), and a corporate guarantee which was issued by the Company and by which the Company had guaranteed (i) the annual debt service payments of BUTU (including interest, but excluding the final bullet repayment due on the final maturity date accounting for approximately 83% of the Loan); (ii) the principal amounts required to be prepaid by BUTU in order for it to meet certain financial covenants during the term of the Loan to the extent such financial covenants are not satisfied; and (iii), the obligations of BUTU towards the Lender solely in the event that the Lender is unable to exercise its rights under the Mortgage due invalidity or other defects in respect of the Mortgage as set forth in the guarantee.

About the Radisson Blu Hotel complex in Bucharest

The Radisson Blu Hotel in Bucharest, Romania, is one of the top-tier hotels in Elbit’s hotels portfolio, which is a five-star hotel consisting 424 rooms located in the center of Bucharest. The complex (at an area of 84,500 sqm) includes a luxurious apartment hotel (with 294 apartments), and commercial areas. Since its opening in the second half of 2008, the hotel obtained a significant market share in the luxury hotels market in Bucharest, and is a market-leader in the main hotel’s parameters. In addition, the hotel won the "Hotel of the Year" award in 2010 within the Carlson chain that includes 1,070 hotels worldwide.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il